Exhibit 99B

Exhibit B

Press Release of CPF dated April 16, 2003, including
Letter from CPF to the Issuer dated April 15, 2003

Investor Contacts
Neal Kanda	Larry Dennedy
VP & Chief Financial Officer	MacKenzie Partners
(808) 544-0622	(212) 929-5239
nkanda@cpbi.com	ldennedy@mackenziepartners.com

Local Media Contacts
Ann Takiguchi	Neal Yokota
PR/Communications Officer	Stryker Weiner & Yokota
(808) 544-0685	(808) 523-8802 ext. 13
(808) 223-4434 (cell)	nyokota@strykerweiner.com
atakiguchi@cpbi.com

Financial Media Contact
Ian Campbell/Daniel Hilley
Abernathy MacGregor Group
(213) 630-6550
idc@abmac.com/dch@abmac.com

CPB Inc. Offers $70 per Share in Merger Proposal with CB Bancshares

Combination Would Create a Stronger Locally Based and Managed Bank for Hawaii

Largest CB Shareholder Expresses Support

                Honolulu, Hawaii — April 16, 2003 — CPB Inc. (NYSE:CPF) (“CPB”), parent company of Central Pacific Bank, announced that it has formally proposed to the management and board of directors of CB Bancshares, Inc. (Nasdaq:CBBI) (“CB”) a merger of the two companies to create a leading, locally based and managed financial institution dedicated to serving Hawaii’s consumers and local businesses. The proposal includes a 70 percent stock and 30 percent cash offer for all outstanding shares of CB which, based on the April 14, 2003 closing stock price for CPB, is worth approximately $285 million, or $70 per share, to CB’s shareholders.  The proposed combination is expected to be accretive to earnings per share in the first year following the close of the transaction.

                CPB accompanied its public announcement of this proposal with a renewed call for a negotiated transaction between the two companies, but indicated it was prepared to take the proposal directly to the shareholders of both companies.  CPB has attempted several times to begin collaborative discussions between the two banks about a combination that would enhance their ability to serve Hawaii’s consumers and businesses.  A copy of CPB’s proposal accompanies this press release.

                Jiro Shirai, Director of TON Finance, B.V. (“TON”), CB’s largest shareholder stated: “TON Finance supports the $70 per share offer made by CPB for CB.  TON Finance believes the offer is an extremely attractive proposition for CB’s shareholders, and that the merger of these two Hawaii banks is a logical step forward and should create a much stronger institution.”

                TON has agreed to vote 295,587 shares of its CB common stock in favor of the merger, a possible tender exchange offer, and other proposals that may be made to facilitate the transaction.  Added to the 88,741 CB shares CPB owns, this represents slightly less than 9.9 percent of CB’s outstanding shares.  TON has also agreed to vote its remaining 52,677 shares in favor of the transaction after receipt of any required shareholder approval under the Hawaii Control Share Acquisitions Statute.  Until then, TON retains the right to vote those shares at its discretion.

                “Combining our institutions is the right fit at the right time for Hawaii’s future,” said CPB’s Clint Arnoldus, Chairman of the Board, President and Chief Executive Officer.  “It will be good for our shareholders, good for our customers and most importantly good for Hawaii.”

                “Hawaii has a wonderful and unique culture which we must all work to preserve,” Mr. Arnoldus continued. “Hawaii needs strong and well financed local companies that will work to revive its economy and, at the same time, respect its unique values.  Our combination would create a Hawaii-based bank with the strength and visibility to compete with mainland-managed and foreign-owned competitors, while maintaining our focus on personalized ‘fiercely loyal’ service. Our vision is to create the best bank for Hawaii, one whose lending, investing and contribution decisions would be made here, to benefit Hawaii, by people who know and love Hawaii.”

                “We have tremendous respect for CB. Our two institutions share common roots, common values and a common market. No two banks are more intently focused on serving Hawaii’s consumers and businesses in a uniquely independent and local way.  Together we can deliver more to our customers, including an expanded branch network, a broader menu of business and retail services, a particularly strong commercial real estate capability, trust and wealth management and the capital strength to increase lending limits and support our clients’ financial needs.   And there is immense value in having Hawaii’s banking needs served by a stronger, local bank that is focused on our unique local market.”

                “The primary driver of our proposal is growth for the future, and growth requires good people.  We hope that employees of CB will be interested in positions within our combined company.  Although cost savings through branch consolidations and the elimination of operational and administrative redundancies are an essential element of our proposed transaction, we believe that we can best manage the impact on staff and our customers through a cooperative, collaborative effort with CB’s management team.”

                CPB said one of its core principles is to be a preferred employer in the community, and it is proud of its record of investment in and advancement of its employees.

                Consistent with its strong commitment to the community, CPB is willing to commit an additional $1 million to support local community needs, while at the same time maintaining the current level of charitable contributions of both CPB and CB.  CPB plans to further enhance its community support by forming an advisory committee consisting of prominent community leaders, including members of the current CB board who do not join the board of the merged company, with a specific mandate to advise the bank on matters of local economic growth and cultural integrity.

Compelling Benefits for Shareholders of Both Companies

                Based on the April 14, 2003 closing price of CPB stock, CPB’s proposal would give CB shareholders the equivalent of $70 per share, representing a 62 percent premium over CB’s unaffected closing price on February 25th, the day before CPB began purchasing shares of CB in the open market, and a 54 percent premium over the April 14, 2003 closing price of CB stock.  The consideration would include $21 in cash and 1.8956 shares of CPB common stock for each

CB share.  CPB’s board has stated its intention to continue its current $0.16 per share quarterly dividend, thus providing CB shareholders with an effective dividend increase of approximately 290 percent, or 3.90 times CB’s current payout (assuming full reinvestment of the cash proceeds).

                CPB expects double-digit accretion to earnings per share in the first year following the close of the proposed merger.  CPB anticipates a one-time restructuring charge related to this combination of approximately $32 million.

                “Together we can deliver extraordinary value to CB shareholders through a combination that will be accretive to earnings in less than one year, raise CB shareholders’ cash dividends by approximately 290 percent, increase trading liquidity and institutional investor interest, and give shareholders the opportunity to own a piece of a company that has been a dependable performer, year in and year out, for the past five years,” concluded Mr. Arnoldus.

                The proposed merger would create an organization with a pro forma market capitalization in excess of $600 million, assets of $3.7 billion, total deposits of $2.8 billion, and a tier 1 capital base of $275 million, all as of December 31, 2002.  The combined company would be known as CPB Inc., and would remain headquartered in Honolulu, Hawaii.

                The closing of the merger is subject to customary regulatory and shareholder approval, due diligence, and the redemption of CB’s poison pill.

                CPB Inc. is a Hawaii bank holding company with $2.0 billion in assets. Central Pacific Bank, its subsidiary, is Hawaii’s third largest commercial bank offering a full range of banking, trust and investment services with 24 branches statewide, including 5 supermarket branches, and 77 ATMs statewide.

                Bear, Stearns & Co. Inc. is acting as financial adviser to CPB.  Manatt, Phelps & Phillips LLP is acting as CPB’s legal counsel, and Devens, Nakano, Saito, Lee, Wong & Ching is acting as CPB’s Hawaii counsel.  Sullivan & Cromwell LLP is acting as counsel to the financial adviser.

                CB Bancshares, Inc. with $1.7 billion in total assets, is the fourth largest commercial bank in Hawaii and operates 21 branches in the state of Hawaii.

                Note: CPB will discuss today’s announcement with analysts and investors on the company’s pre-scheduled earnings conference call tomorrow, April 17, at 10:00 a.m. Eastern Daylight Time. To participate in the question and answer session, analysts and investors may dial into the call at 1-800-838- [call in number], and international callers may dial [international number].  A listen-only live broadcast of the call also will be available on the investor relations page of the company’s website at www.CPBI.com, as well as a copy of this press release and an investor slide presentation, which management will review on the call. A replay of the call will be archived on the website and available for two weeks.

FORWARD LOOKING INFORMATION

                This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements include, but are not limited to, (i) statements about the benefits of a merger between CPB Inc. (“CPB”) and CB Bancshares, Inc. (“CBBI”), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPB’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions.  These statements are based upon the current beliefs and expectations of CPB’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

                The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:  (1) the business of CPB and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPB’s and CBBI’s shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaiian economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s activities.

                Additional factors that could cause CPB results to differ materially from those described in the forward-looking statements can be found in CPB’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPB or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above.  CPB does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

                With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005.  In addition, CPB has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information.  Therefore, management of CPB has created its own financial model for CBBI based on CBBI’s historical performance and CPB’s assumptions regarding the reasonable future performance of CBBI on a stand-alone basis.  These assumptions may or may not prove to be correct.  The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI.  There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

                Subject to future developments, CPB intends to file with the SEC a registration statement to register the CPB shares to be issued in the proposed transaction, including related tender/exchange offer materials, and one or more proxy statements for solicitation of proxies from CPB shareholders, and may file one or more proxy statements for solicitation of proxies from CBBI shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto.   Investors and security holders are urged to read the registration statement, related tender/exchange offer materials, and proxy statements (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  Investors and security holders may obtain a free copy of the registration statement, related tender/exchange offer materials, and proxy statements (when available) and other relevant documents at the SEC’s Internet web site at www.sec.gov.   The registration statement, related tender/exchange offer materials, and proxy statements (when available) and such other documents may also be obtained free of charge from CPB by directing such request to:  CPB Inc., 220 South King Street, Honolulu, Hawaii 96813, Attention David Morimoto, (808) 544-0627.

                CPB, its directors and executive officers and certain other persons may be deemed to be “participants” if CPB solicits proxies from CBBI and CPB shareholders.  A detailed list of the names, affiliations and interests of the participants in any such solicitation will be contained in CPB’s preliminary proxy statement on Schedule 14A, when filed.  Information about the directors and executive officers of CPB and their ownership of and interests in CPB stock is set forth in the proxy statement for CPB’s 2003 Annual Meeting of Shareholders.

# # #

April 15, 2003

Board of Directors
CB Bancshares, Inc.
201 Merchant Street
Honolulu, Hawaii 96813

Attention:	Mr. Ronald K. Migita
President and Chief Executive Officer

Dear Mr. Migita:

                We are very disappointed by CB Bancshares, Inc.’s (“CB”) lack of response to our March 17th offer to combine CPB Inc. (“CPB”) and CB Bancshares, Inc. through a cash-and-stock transaction valued at $70 per share (the “Merger”), which represents a 62.3% premium over your unaffected stock price (the price on February 25, 2003, the day before CPB began buying in the open market the 88,741, or 2.27%, of the outstanding CB shares we currently own).  Our proposal also presents a unique opportunity to create a stronger Hawaii-focused bank with enhanced capability to deliver superior results for your shareholders and benefits to your customers, employees and the State of Hawaii — benefits that CB cannot realistically expect to achieve on its own in the foreseeable future.

                The preservation of our unique island culture requires Hawaii-based business institutions that can compete with mainland-managed and foreign-owned banks.  The resurgence of our island economy depends on strong banks focused on the small- to medium-sized businesses that will help drive economic recovery.  Our combination would create a competitive Hawaii-based bank whose lending, investing and contribution decisions would be made locally, by people who know, understand and love Hawaii.

History of this Proposal

                The basic terms of this offer were outlined in a meeting held between certain members of CB’s senior management and our financial advisor, Bear, Stearns & Co. Inc., on March 17, 2003.  In response to your refusal to receive our written offer, or to meet with us on that day, we delivered our March 17th offer to you on March 21, 2003.  You agreed to meet with us on April 2, 2003 for the limited purpose of clarifying the proposal, but were unwilling to enter into substantive discussions.  At that meeting, you also told us that your Board had not met, or scheduled a meeting, to consider our offer, and that no financial advisor had been retained by your Board.

                At the conclusion of the April 2nd meeting, you indicated that you would contact us by April 4th to inform us of your proposed timetable.  You did not contact us by that date or thereafter.  As a result, on April 7th we sent another copy of our March 17th offer to each of your directors to eliminate any doubt that they had not received it, and requested a reply by April 11th.  While you acknowledged receipt of our letter, no reply to its terms was received.  In short, despite our numerous efforts to meet and confer on this combination, we have not received any meaningful response from CB Bancshares to our offer.

The Combined Company

                We believe the merger of our banks will create a much stronger and higher performing company through:

•                  The financial strength to compete more effectively for customers and better address the needs of the residents and businesses of Hawaii;

•                  The anticipated significant accretion to earnings per share of the combined company;

•                  CB shareholders’ participation in future growth through their ownership of NYSE-listed CPB common stock to be received in the Merger;

•                  A dividend increase of approximately 290% over CB’s current payout rate;

•                  A strong balance sheet and high quality loan portfolio, with excellent access to the capital markets;

•                  A very strong management team with a record of consistent performance; and

•                  Additional career opportunities for high performing employees who contribute to the success of the resulting company.

                Based on the significant premium we are offering and the anticipated performance of the resulting company, we believe that if given the opportunity to act on our proposal, your shareholders would enthusiastically accept it.  Indeed, your largest shareholder, TON Finance, B.V., has agreed to vote 295,587 shares of its CB common stock (which, when added to the shares CPB owns, represent slightly less than 9.9% of CB’s outstanding shares) in favor of the Merger, a tender/exchange offer CPB may make prior to the Merger, and other proposals having the intended effect of facilitating such transactions, at any CB shareholders’ meeting considering or in connection with the solicitation of consents from CB shareholders for approval of such transactions.  TON Finance, B.V., has further agreed to vote the remaining 52,677 of its shares under its voting agreement with us only after receipt of any required shareholder approval under the Hawaii Control Share Acquisitions Statute, but until such time retains the right to vote these shares in its discretion.

Terms of Our Proposal

                For all these reasons, we would like to review the key elements of our proposal, based upon a transaction to be negotiated with you, as follows:

1.              Offer Price.  We are prepared to offer 1.8956 shares of CPB’s NYSE-listed common stock plus $21 in cash for each share of CB common stock.  Based on CPB’s closing price on April 14, 2003, this represents an offer of $70 per CB share, comprised of approximately 30% in cash and 70% in CPB common stock (the “Merger Consideration”).  The Merger Consideration represents a premium of 62.3% over CB’s closing price as reported on the NASDAQ on February 25, 2003, the day before CPB started to buy CB’s shares on the open market, and a 54% premium over the closing price on April 14, 2003.

2.              Structure.  The combination will be accomplished through a merger of CPB and CB (the “Merger”) with CPB being the resulting corporation.  The Merger will be structured so that the CPB stock received in the Merger should be tax-free to CB’s shareholders.  Central Pacific Bank and City Bank will also be merged immediately following the Merger, with Central Pacific Bank being the resulting bank.

3.              Treatment of Stock Options.  Any options to acquire shares of CB that remain unexercised upon consummation of the Merger will be converted into options to acquire shares of CPB, with appropriate adjustments to reflect the Merger.

4.              Employee Benefits.  All CB employees will be eligible to participate in CPB’s benefit programs and will receive credit for their tenure at CB.

5.              Board Representation and Management.  In connection with our negotiations we would discuss what number of members of CB’s current Board of Directors would be appropriate to add to CPB’s Board of Directors following the merger.  We propose that the resulting corporation establish an Advisory Board to include those current members of CB’s Board of Directors who do not join CPB’s Board of Directors following the Merger plus additional prominent community members to be selected by the resulting corporation’s Board.  We would also discuss appropriate roles for CB’s current management team with the understanding that I would continue as Chairman, President, and Chief Executive Officer of CPB following the Merger.

6.              Conditions.  The terms of the Merger will be set forth in detail in a definitive merger agreement, which would contain representations, warranties and conditions customary for a transaction of this type, including, without limitation, all necessary determinations by your Board of Directors to exempt this transaction under your Shareholder Rights Plan and under the Control Share Acquisitions Act of the State of Hawaii.  Such conditions would include, but not be limited to, satisfactory completion of due diligence, receipt of all necessary regulatory, shareholder and corporate approvals, and the absence of any material adverse changes.  Customary protections for the transaction (e.g., break-up fees, non-competition agreements) will be included.  We anticipate that the definitive agreement will be negotiated and prepared in conjunction with our due diligence process.

                Given the significant premium that we are offering to your shareholders, and the obvious benefits the Merger would provide to all of CB’s stakeholders, we are puzzled by your failure to respond meaningfully to our offer for more than four weeks.  Our strong preference is to negotiate the structure and terms of this combination and the various factors involved for a successful integration of our companies with your Board of Directors, but if you continue to refuse to discuss our proposal and prevent your shareholders from considering it, we reserve the right to bring it directly to the CB shareholders for their consideration.  In view of the significance of our proposal to both companies and their shareholders, we intend to publicly announce our proposal on Wednesday, April 16, 2003.

                I would like to reiterate our strong preference to work with you in a professional and constructive manner to complete this transaction so that its full potential can be realized.  If you have any questions, please call me.  We continue to be available — as we have been for the last month — to meet with you or any member of your management or Board of Directors to review this proposal and the benefits we see in this combination and to negotiate the terms of a definitive agreement.

                The Board of Directors and I continue to believe that the transaction we are proposing is in the interests of both companies’ shareholders and all our other constituencies — the customers, the employees, the community and the State of Hawaii.  We hope that you and your Board of Directors reconsider your consistent refusal to consider the merits of this combination.  We are not, however, prepared to allow an indefinite amount of time to elapse.  Therefore, we request that you respond to this proposal before 12 noon, Honolulu time, on April 25, 2003.

Very truly yours,

Clint Arnoldus
Chairman, President and Chief Executive Officer